

Mail Stop 4631

October 20, 2009

via U.S. mail and facsimile

Timothy K. Pistell, CFO
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, OH 44124-4141

> **RE: Parker-Hannifin Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed August 27, 2009**
> **File No. 1-4982**

Dear Mr. Pistell:

We have reviewed your response letter dated October 15, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exhibit 13

Management's Discussion and Analysis, page 13-2

1. We note your response to comment 2 in our letter dated October 1, 2009. If the change in DSO is significant, or the collectability of your receivables is otherwise adversely affected, and those changes have a material impact, please provide a similar discussion in future filings.

Critical Accounting Policies, page 13-10

Impairment of Goodwill and Long-lived Assets, page 13-10

2. We note your response to comment 3 in our letter dated October 1, 2009. We see that a relatively small number of reporting units make up a relatively large amount of your

goodwill and the fair value of those units was less that 110% of their carrying value at your test date. You do not believe it is reasonably likely that values will be affected adversely. However, in order for us to better understand the details of this situation, we ask that you provide us with more information about these units. Specifically, please provide us with a schedule that:

- Identifies the reporting units and their operating and reportable segments
- Quantifies each of their carrying values and fair values as of December 31, 2008
- For each unit, provide us with a reasonable, but adequately detailed discussion about uncertainties associated with the key assumptions. For example, if you have included assumptions in your model that materially deviate from your historical results, tell us about those assumptions and provide us with an understanding of you views regarding the probability of changes in the amount and timing of those assumptions.
- For each unit, tell us whether there are any potential events and/or circumstances that could have a negative effect on the estimated fair value.
- The discussion about the units should provide an understanding of recent operational trends in their businesses and provide balanced forward looking information to provide us with an understanding about the potential for adverse conditions and possible impairment.

Regardless of the outcome of our further comments, please consider making enhanced changes to your disclosures about potential goodwill impairment in your next periodic filing.

16. Contingencies, page 13-38

3. We note your response to comment 11 in our letter dated October 1, 2009. Please confirm to us that you will provide the information included in your response letter in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief